STMicroelectronics N.V. Amsterdam 39, chemin du Champ-des-Filles 1228 Plan-les-Ouates, Geneva, Switzerland Phone +41 22 929 2929 Fax +41 22 929 2900	Kevin L. Vaughn Accounting Branch Chief Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Mail Stop 6010

July 3, 2012

Re:	STMicroelectronics N.V.
Form 20-F for the fiscal year ended December 31, 2011 (the “20-F”)
Filed March 5, 2012
File No. 001-13546

Dear Mr. Vaughn:

This letter has been prepared by STMicroelectronics N.V. (the “Company”) in response to the Comment Letter, dated June 19, 2012 (the “Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission, addressed to Mr. Carlo Bozotti, the Company’s Chief Executive Officer.

Set forth below are the Company’s responses to the Comment Letter.  The numbered paragraphs and headings correspond to the Comment Letter, whose text is copied below in italics for your reference.

Form 20-F for the Fiscal Year Ended December 31, 2011

Critical Accounting Policies Using Significant Estimates, page 42

Impairment of Goodwill, page 44

1.
We note your disclosure of the evaluation of goodwill for the Wireless reporting unit.  In your response to our prior comment 2 in your letter dated June 9, 2011, you indicated that based on a sensitivity analysis performed in connection with the goodwill impairment analysis in the fourth quarter of 2010, the wireless business would fail the impairment test following further significant declines in yearly sales and gross margins of 10% and 5%, respectively.

July 3, 2012 Page 2

We note that in 2011, revenues declined 30% and the operating loss increased 68%.  Further, we note from your earnings call for the fourth quarter of 2011, you stated that you anticipated that 2011 would be the turnaround year for the ST-Ericson joint venture that makes up the majority of the Wireless reporting unit but that this did not occur.  Notwithstanding these facts, we note that you disclose here that the Wireless segment continued to pass step 1 of the goodwill impairment test in the fourth quarter of 2011.  Further, despite the significant sales declines and uncertainty regarding the ST-Ericson operations, you now state that it would take an 18% decline in annual sales to trigger an impairment, which appears to imply that you are now forecasting greater future cash flows from this business than you had forecasted in the prior year evaluation despite the negative trends.  Please provide us with a detailed explanation of your goodwill impairment evaluation for the Wireless segment.  Address the following:

•	Discuss any changes in forecasted revenue and cash flow assumptions for the reporting unit and the basis for such changes.

•	Discuss any changes in the key underlying assumptions used in the valuation model for this reporting unit from the fourth quarter of 2010 to the fourth quarter of 2011.

•
You state that you have included a 1.5% perpetuity growth rate in the terminal value.  Explain your basis for including a perpetuity growth rate in light of the significant declining sales.  Also discuss your basis for selecting 1.5% as the terminal growth rate.

•
Provide us with additional insight into the methods used to forecast future revenues and cash flows for this reporting unit.  Clarify how management has assessed the probability of realization of forecasted future results and how the valuation model accounts for the inherent uncertainty involved with such forecasts.

•
We note that in the second quarter of 2012, ST-Ericsson announced a significant restructuring program as part of a plan to improve performance and reduce operating costs.  Explain to us how, if at all, the forecasted revenues and cash flows used in the fourth quarter 2011 evaluation of goodwill considered the restructuring plan.  If the plan was considered, discuss how management was able to estimate the effect of the restructuring plan considering it had not been finalized.  Discuss management’s considerations of the uncertainties inherent in such programs.

Response:  The Company’s goodwill impairment evaluation of its Wireless reporting unit determines whether the fair value of Wireless is lower than the total carrying amount of relevant net assets allocated to Wireless, including its allocated goodwill.

July 3, 2012 Page 3

If the fair value is lower than the total carrying amount of the relevant net assets, the implied fair value of the Wireless reporting unit goodwill is then compared to the carrying value of the goodwill and an impairment charge is recognized for any excess.  In determining the fair value of Wireless, the Company uses the lower of a value determined by (i) applying a market approach using a multiple of the average of the actual 2011 Wireless revenues and projected 2012 Wireless revenues to that of comparable public companies and (ii) an estimate of the expected discounted future cash flows for Wireless based on the most recent five-year business plan.  The largest part of the Wireless reporting unit is managed through ST-Ericsson JVS, a joint venture with Ericsson, which is consolidated in the Company’s accounts.  Management’s forecasts, including the underlying assumptions, are first reviewed and approved by ST-Ericsson JVS’s Board of Directors, which is composed of an equal number of representatives from each shareholder, and its executive committee and then secondly reviewed by the Company’s management for its impairment analysis.

The Company builds its forecasted revenues for Wireless, which are then used in the impairment analysis, based on existing customer contracts, current customer design wins, information derived from research and development collaborations with existing and prospective clients and its expectations of market developments.  The near-term projections, representing the following one-year period, are determined by a detailed bottom-up budgeting process based on product roll-outs by individual customer, whereas the mid- to long-term projections factor in aspects such as product composition of the market and related trends, technology changes, market position of customers such as Samsung, Nokia and Sony Mobile and competitors’ product offerings.  The mid-term projections are further substantiated and validated by the numerous collaborations with several customers for products that are currently in the development phase.  The development cycle for a semiconductor product could take up to two years to realize revenues, which generally is a design evolution from an existing product.  Such design wins can result in a significant increase in revenues and market share which creates additional volatility in the year-over-year results and is dependent on the successful penetration of the end customers’ products.  The semiconductor industry does not have a large number of available integrated sourcing options for Wireless products that combine design knowledge and manufacturing capabilities.  This, coupled with the existing customer collaboration agreements, strengthens the Wireless competitive position.

The Company also benchmarks its planned growth rates against independent industry forecasts, such as those reported by Gartner, Inc. in November 2011, which projected a 20% compound annual growth rate for smartphones and a 60% compound annual growth rate for tablets over the five-year period from 2010 to 2015, and by The McClean Report by IC Insights, Inc. in November 2011, which projected a 40% compound annual growth rate in units for smartphones over the same five-year period.  In its 2011 five-year business plan, the Company used the lower end of such industry benchmarks.

July 3, 2012 Page 4

While the Company acknowledges that Wireless revenues declined in 2011 compared to 2010, the fair value of the Company is determined from a discounted future cash flow analysis that is based on five-year projections plus a terminal value rather than a year-over-year comparison.  The Company determined that the decline Wireless experienced in 2011 compared to the plan was due to several factors, primarily driven by:  (a) the announcement in early 2011 of a decision by Nokia to discontinue its proprietary operating system and to transition to a Windows operating system, which caused a faster than anticipated drop in orders of Symbian-based devices and resulted in an estimated decline in sales of approximately $155 million; (b) a faster than anticipated decline of legacy products with Nokia and other customers resulting in an estimated decline in sales of approximately $270 million in 2011 and (c) the new platform for a new generation of products that was expected to launch in early 2011 was rolled out in the second half of 2011 and, as a result, 2011 actual sales were approximately $308 million less than the 2011 plan.  However, the Company started shipping the new products in the third quarter of 2011 and sales of these products will continue to support the transition phase from legacy products to new products during 2012.  These factors led to the 30% decline in the Wireless segment’s sales in 2011 compared to 2010.

In connection with the fourth quarter 2011 impairment test, the Company estimated that the five-year projected sales for the Wireless reporting unit would decline by approximately 7% compared to the 2010 forecast.  Notwithstanding this decline, the Company maintains confidence in its forecasted growth in Wireless revenues as a result of the forecasting methods described above, current customer contracts and new design wins.  For example, there were several design wins with top-tier customers for the Android operating system and non-Android operating systems and, in addition, expressions of interests in: (a) innovative architecture for fourth generation LTE technology developed by ST-Ericsson JVS and (b) the new silicon technology roadmap addressed to optimize the balance between speed and power dissipation performances.  Nevertheless, the Company applied an additional company-specific risk adjustment reducing planned annual revenue streams by an amount ranging from $100 million to $170 million in the five-year period in the 2011 business plan.

When assessing the sensitivity of the assumptions in the discounted cash flow model, the Company determined that changes in projected sales is the key metric impacting the impairment analysis and that an 18% decrease in the compound yearly growth rate of sales would result in an impairment, assuming that gross margin and the expenses ratio remain constant.  It should be noted that the gross margin percentages were similarly applied between the 2010 and 2011 five-year business plans and are improving with the new generation products being delivered.  The Company provided this 18% key metric in its Form 20-F for 2011, which was not previously disclosed in the Form 20-F for 2010.  Consequently, the decrease in Wireless revenues of 30% in 2011 did not result in an impairment charge because forecasted sales over the five-year period declined by only 7%.  It should also be noted that there were no Nokia sales for the discontinued smartphone products included in the 2011 discounted cash flow model; however, there are continued sales to Nokia for other phone and connectivity products.

July 3, 2012 Page 5

These lost Nokia revenues were offset in the 2011 five-year business plan by expansion of the new product roll-outs into other key customers, which was the underlying driver for entering into the ST-Ericsson joint venture.

In accordance with its policies, the Company benchmarks its discounted cash flow analysis to a market approach by using revenue multiples of comparable public companies.  The Company conservatively used the lower fair value derived from the market approach and, as a result, the fair value excess for Wireless in the fourth quarter of 2011 was 54%, as disclosed on page 45 of its Form 20-F for 2011.

Another key underlying assumption that changed in the valuation model for the Wireless reporting unit from the fourth quarter of 2010 to the fourth quarter of 2011 was increasing the weighted average cost of capital from 10.7% to 10.9%.  The Company addressed industry-specific risks in the weighted average cost of capital, which was determined to be comparable when benchmarked against a pool of its competitors.  As described above, the Company-specific risks were addressed through the reductions in forecasted revenue in the discounted cash flow model in accordance with present value techniques defined in FASB ASC 820.

The Company continued to apply a 1.5% perpetuity growth rate in the terminal value.  The Company’s selection of the 1.5% rate is viewed as a conservative long-term growth rate taking into account company-specific risks while also factoring in expected new product roll-outs.  The applied growth rate is not substantially different from the expected mid-term growth in the semiconductor industry, which, it should be noted, is significantly lower than the expected growth rate for the smartphone sector, which is the focus of the Wireless segment.  The effective long-term growth rate of 1.5% is also lower than the growth rate applied by research analysts for the Company, which generally ranged from 2.0% to 3.0%.

The Company assesses the probability of realization of forecasted revenues and accounts for the inherent uncertainty of such forecasts by performing sensitivity analyses on the key assumptions, including analyzing changes on a sliding scale in the assumed weighted average cost of capital, the perpetuity growth rate, projected revenues and projected margins.  These sensitivity analyses are prepared individually for each assumption and provide management with meaningful information to determine the impact of each variable in the calculation of the reporting unit’s fair value and such analyses further supported the Company’s determination that no impairment charge was required in 2011.

The Company notes that it did not consider in the fourth quarter 2011 evaluation of goodwill the restructuring plan ST-Ericsson JVS announced in the second quarter of 2012.  ST-Ericsson JVS nominated a new Chief Executive Officer at the end of 2011, at which point the shareholders of the joint venture requested that he review the strategic plans and financial prospects.

July 3, 2012 Page 6

His analysis was not complete until after the Company filed its Form 20-F and was ultimately announced on April 23, 2012.

The Company has continued to monitor the carrying value of the assets in the Wireless segment, in line with the new business plan prepared by the newly appointed management, which includes the restructuring plan announced on April 23, 2012.  The Company will continue to review the progress of the business plan in order to assess the carrying value of the assets in the Wireless segment and will provide appropriate disclosure regarding its impairment tests in future filings.

Notes to Consolidated Financial Statements, page F-7

Note 24 – Financial Instruments and Risk Management, page F-48

– Credit Risk, page F-53

2.
We note that 10.4% of your total sales in 2011 and 11.3% of your outstanding accounts receivable at December 31, 2011 are derived from the Nokia group of companies.  Please tell us and revise future filings to clarify whether the sales to this customer and the receivables from this customer are concentrated in any one particular segment.

Response:  The Company respectfully notes the Staff’s comment and, while slightly over 50% of the sales to the Nokia group of companies are in the Wireless segment, the balance thereof is spread among other segments.  Consequently, the Company believes the sales are not concentrated in any one particular segment.  With respect to receivables from the Nokia group of companies, the Company does not analyze its receivables by customer on a segment basis.  The Company undertakes to clarify in future filings that approximately half of the sales to the Nokia group of companies are in the Wireless segment.  In the new business plan for the Wireless segment, the total sales to the Nokia group of companies represents about 5% of the total sales in the Wireless segment over the projected five-year period.  In the event that future sales to this customer are concentrated in one segment, the Company undertakes to include such disclosure in its future filings.

Note 26 – Segment Information, page F-58

3.
We do not see where you have disclosed the amount of depreciation, depletion, and amortization expense included in each segment’s results as required by FASB ASC 280-10-50-22.  We note that one of the measures used to evaluate segment results is operating profit, of which depreciation and amortization expense is a component.  Please revise future filings to provide the required disclosure of depreciation and amortization expense by segment, or otherwise disclose why you are unable to provide the disclosure.  Refer to FASB ASC 280-10-55-12 through 55-15.

July 3, 2012 Page 7

Provide us with a sample of your proposed disclosure.

Response:  The Company respectfully highlights the paragraph on page F-60 of the Form 20-F for 2011 that discusses the basis on which the Company makes its principal investment decisions.  The principal investment and resource allocation decisions in the semiconductor business area are for expenditures on research and development and capital investments in front-end and back-end manufacturing facilities.  These decisions are not made by product segments, but on the basis of the Company’s semiconductor business area for all fabrication sites.  All the product segments share common research and development for process technology and manufacturing capacity for most of their products.  The manufacturing sites are not dedicated to specific product segments.  Therefore, total depreciation and amortization expense is not fully reflected in operating income by segment.

Using an internal allocation process, depreciation and amortization expense included in manufacturing costs and design research and development is attributed to the reporting segments on the basis of production volumes and technical effort, respectively.  However, while depreciation and amortization expense is part of the manufacturing costs allocated to the product segments, it is not identified as part of the inventory variation and therefore cannot be isolated in the cost of goods sold.  Furthermore, depreciation and amortization expense included in technology research and development is allocated based on total research and development costs without explicitly separating the depreciation and amortization expense.  Additionally, unused capacity charges, which also include depreciation and amortization expense, are not allocated to the product segments.  These research and development and unused capacity charges represent a significant cost to the Company.

Operating income by segment is disclosed in the consolidated financial statements, which as described above, implicitly embeds a certain element of depreciation and amortization expense in addition to other allocated costs.  Unused capacity costs and strategic technology research and development expenses, which include depreciation and amortization expense, are not allocated to the product segments.  Such costs are included in the reconciliation of total segment operating income to consolidated operating income.

Therefore, the depreciation and amortization expense is accounted in the SAP accounting system and analyzed in terms of cost control by manufacturing site or research and development cost center.  The Company does not monitor such costs on a segment-by-segment basis since such expense is shared across all segments.  The Company believes it is not required by FASB ASC 280-10-50-22 to disclose the amount of depreciation and amortization expense in the total operating income (loss) by segment because those amounts are not used by the Company’s chief operating decision maker in evaluating the performance of the Company’s segments or otherwise regularly provided to the Company’s chief operating decision maker.

July 3, 2012 Page 8

In response to the Staff’s comment, the Company will clarify the disclosure in its future filings to explain explicitly why the amount of depreciation and amortization expense is not included in each segment’s results.

*   *   *

In connection with responding to the Staff’s comments, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing.  The Company further acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing.  Finally, the Company acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at +41-22-929-2768.

Very truly yours, /s/ Carlo Bozotti Chief Executive Officer, STMicroelectronics N.V.

cc:	Martin James
Senior Assistant Chief Accountant, Securities and Exchange Commission

Gary Newberry
Staff Accountant, Securities and Exchange Commission

Robert Treuhold
Shearman & Sterling LLP

Travis Randolph
PricewaterhouseCoopers SA